15049246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 67738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE NEW PENFACS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 STILES ROAD, SUITE 201B
(No. and Street)

SALEM	NH	03079
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIK DEGREGORIO 603-893-3563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YOSHIDA & SOKOLSKI, P.C.
(Name – *if individual, state last, first, middle name*)

20 BURLINGTON MALL ROAD, SUITE 322	BURLINGTON,	MA	01803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 17 2015
REGISTRATIONS BRANCH
14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIK DEGREGORIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE NEW PENFACS, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

ANGELA LYNN ORBEN, Notary Public
My Commission Expires June 8, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investmen companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions i securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] / President 12/31/13

Authorized Signature/Title Date

SIPC-3 2014

8-067738 FINRA OCT 6/3/2008
THE NEW PENFACS INC
1 STILES RD STE 201
SALEM, NH 03079

Securities Investor Protection Corporatio
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

THE NEW PENFACS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

THE NEW PENFACS, INC.

TABLE OF CONTENTS

DECEMBER 31, 2014 AND 2013

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Notes to Financial Statements	3 - 5

YS

Yoshida & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
The New PenFacs, Inc.
Salem, New Hampshire

We have audited the accompanying statements of financial condition of The New PenFacs, Inc., (the "Company") as of December 31, 2014 and 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The New PenFacs, Inc. as of December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States.

Yoshida & Sokolski, P.C.

February 16, 2015

20 Burlington Mall Road • Burlington, Massachusetts 01803 • (781) 273-1010 • Fax: (781) 270-9592 • www.yoshcpa.com

THE NEW PENFACS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 26,352	$ 17,117
Prepaid expenses	2,069	6,359
TOTAL ASSETS	$ 28,421	$ 23,476

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ -	$ 1,450
Accrued taxes	14,400	-
TOTAL LIABILITIES	14,400	1,450
STOCKHOLDERS' EQUITY		
Common stock, 1,000 shares authorized, 200 shares issued and outstanding	1,000	1,000
Additional paid-in capital	29,316	29,316
Retained deficit	(16,295)	(8,290)
TOTAL STOCKHOLDERS' EQUITY	14,021	22,026
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 28,421	$ 23,476

The accompanying notes are an integral part of these financial statements.

THE NEW PENFACS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 1 *NATURE OF BUSINESS*

The New PenFacs, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2007 under the laws of the state of New Hampshire and received its CRD number on June 3, 2008. Its principal business activity is that of a broker dealer specializing in providing insurance, operational support, product procurement, and training/marketing support to broker dealers and their registered representatives. It operates one office in Salem, New Hampshire. The Company is wholly owned by Ronald and Erik DeGregorio.

NOTE 2 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Basis of Accounting

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the "FASB". The FASB sets generally accepted accounting principles ("GAAP") that is followed for consistent financial reporting. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or "ASC". The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

Use of Estimates

The Company has adopted FASB ASC 275-10-50-4, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

NOTE 2 *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents.

The Company places its cash with a financial institution with a high credit rating, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

Fair Value of Financial Instruments

FASB ASC 825-10, "Disclosures about Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, accounts receivable and other current assets and liabilities approximate fair value.

Income Taxes

The Company, with the consent of its shareholders, elected to be treated as an S Corporation. As such, the Company's federal taxable income is reported on the tax return of its shareholders and there is no federal tax to the Company.

Reclassifications

Certain reclassifications have been made to the December 31, 2013 financial statements to conform to the December 31, 2014 financial statements. Such reclassifications have no effect on the income previously reported.

NOTE 3 RELATED PARTY TRANSACTION

The Company shares office space and expenses with two entities related by common ownership. Expenses paid by one company are charged to the other companies, as well as a management fee. Rent, utilities and other expenses are reimbursed regularly for these shared expenses.

Administrative management expenses totaled $30,000 and $22,500 for 2014 and 2013, respectively. Office operating costs totaled $13,051 and $12,673 for 2014 and 2013, respectively. Regulatory fees reimbursed to a related party were $-0- and $15,400, respectively. At December 31, 2014 and 2013 $-0- and $1,450 was due to a related party.

NOTE 4 COMMITMENTS AND CONTINGENCIES

The New PenFacs, Inc. may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

NOTE 5 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 16, 2015, the date which the financial statements were available to be issued. No events occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statements.